Exhibit 99.63

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Named to 2018 OTCQX Best 50

Highest-ranked Biotech, and Sixth Overall, on List of Top Performing Companies Traded on the OTCQX Market

Halifax, Nova Scotia; January 24, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that it has been named to the 2018 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2018 OTCQX Best 50 were ranked based on their performance in 2017.

“We are very pleased to be recognized as one of the 2018 OTCQX Best 50, as our brethren on this list are among some of the most renowned and fastest growing companies in the world,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “2017 was a pivotal year for Immunovaccine, as we transitioned from a platform-based biotechnology company, to a clinical-stage biopharmaceutical organization, with multiple assets advancing in our pipeline. We are grateful to our investors for their continued support, which we believe is reflected in this designation.”

For the complete 2018 OTCQX Best 50 ranking, visit http://bit.ly/OTCQX-best50-2018.

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws and have a professional third-party sponsor introduction. The companies found on OTCQX are distinguished by the integrity of their operations and diligence with which they convey their qualifications.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an inn ovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zi ka virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

###

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com